December 9, 2004

Ms. Peggy Kim

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HouseValues, Inc. Form S-1
Registration No. 333-118740
Originally filed September 1, 2004

Dear Ms. Kim:

In connection with the Staff’s supplemental letter dated December 8, 2004 to HouseValues, Inc. (the “Company”) relating to the Company’s registration statement on Form S-1 and the Company’s initial public offering of its common stock (the “Offering”), this letter sets forth the representations of the managing underwriters of the Offering as requested by the Staff:

The managing underwriters hereby confirm that:

(a)	they have advised all potential members of the underwriting syndicate and the selling group and all members of the managing underwriters’ own sales forces of the material changes to the circulated preliminary prospectus that will appear in the final prospectus;

(b)	prior to the delivery of confirmations or final prospectuses, each member of the managing underwriters’ own sales forces will advise each of its customers that is a prospective purchaser of the material changes to the circulated preliminary prospectus that will appear in the final prospectus; and

(c)	either (1) each potential member of the underwriting syndicate and each potential member of the selling group will orally advise each of its customers that is a prospective purchaser in the offering of the material changes to the circulated preliminary prospectus that will appear in the final prospectus prior to the delivery of confirmations or final prospectuses, or (2) prior to the delivery of confirmations or final prospectuses, all prospective purchasers will be advised of the material changes to the circulated preliminary prospectus that will appear in the final prospectus.

December 9, 2004

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC

J.P. MORGAN SECURITIES INC.

PIPER JAFFRAY & CO.

THOMAS WEISEL PARTNERS LLC

PACIFIC CREST SECURITIES INC.

    As Representatives

By: Credit Suisse First Boston LLC

/s/ Cully Davis

Cully Davis

Vice President

cc:	HouseValues, Inc.
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.
Perkins Coie LLP
Wilson Sonsini Goodrich & Rosati, Professional Corporation
KPMG LLP